UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 27, 2004

_____

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046
Waltham, Massachusetts
(Address of principal executive offices)

02454-9046
(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward Looking Statements" in the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2004. These include risks and uncertainties relating to the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic conditions and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, exposure to product liability claims in excess of insurance coverage, retention of contingent liabilities from businesses we sold, realization of potential future savings from new productivity initiatives, implementation of new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

(a)   Financial Statements of Business Acquired: Not applicable.
(b)   Pro Forma Financial Information: Not applicable.
(c)   Exhibits
99   Press Release dated July 27, 2004.

Item 9. Regulation FD Disclosure (Information furnished pursuant to Item 12, "Disclosure of Results of Operations and Financial Condition").

On July 27, 2004, the Registrant announced its financial results for the fiscal quarter ended July 3, 2004. The full text of the press release issued in connection with the announcement is attached as Exhibit 99 to this Form 8-K and incorporated herein by reference.

In accordance with the procedural guidance in SEC Release No. 33-8216, the information in this Form 8-K and Exhibit 99 attached hereto is being furnished under "Item 9. Regulation FD Disclosure" rather than under "Item 12. Disclosure of Results of Operations and Financial Condition." The information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 27th day of July, 2004.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra
    Peter E. Hornstra
    Corporate Controller and Chief Accounting
    Officer

Thermo
ELECTRON CORPORATION

News

Exhibit 99

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
J. Timothy Corcoran
Phone: 781-622-1111
E-mail: tim.corcoran@thermo.com

Thermo Electron Corporation Reports Second Quarter with 12% Revenue Growth

WALTHAM, Mass. (July 27, 2004) – Thermo Electron Corporation (NYSE:TMO) today reported GAAP diluted earnings per share (EPS) of $.54 for the second quarter of 2004, compared with $.32 in the year-ago period. The 2004 quarter includes a tax benefit in discontinued operations of $.23 per share that became realizable upon execution of the June 2004 agreement to sell the Optical Technologies segment (Spectra-Physics). Second-quarter revenues were $525 million, up 12 percent from $467 million a year ago. GAAP operating income increased 19 percent, compared to the 2003 quarter, and GAAP operating margin rose to 11.2 percent, versus 10.6 percent in 2003. Results for the 2003 quarter have been reclassified to reflect Spectra-Physics as a discontinued operation. Thermo filed a Form 8-K on July 26, 2004 with the Securities and Exchange Commission that includes financial information pertaining to this reclassification.

Adjusted EPS increased 7 percent for the second quarter of 2004 to $.29, compared with $.27 in 2003. Adjusted operating income increased 16 percent over the 2003 quarter, and adjusted operating margin rose 40 basis points to 12.5 percent, compared with 12.1 percent a year ago. Adjusted EPS, adjusted operating income, and adjusted operating margin are non-GAAP measures that exclude certain items detailed at the end of this press release under the heading, "Use of Non-GAAP Financial Measures."

Revenues for the quarter increased 12 percent. Organic revenues, which exclude the effects of currency translation and acquisitions/divestitures, grew 3 percent. Currency translation increased revenues by 3 percent, and the net effect of acquisitions/divestitures increased revenues by 6 percent.

Second-quarter Highlights

- Reported revenues increased 12 percent
- Organic revenues grew 3 percent
- Adjusted operating income increased 16 percent
- Mass spectrometry continued strong growth
- Laboratory services business USCS acquired for $75 million
- Spectra-Physics sold for $300 million after quarter end

Marijn E. Dekkers, president and chief executive officer of Thermo Electron, said, "We are pleased to deliver adjusted earnings per share at the top of our guidance range, as well as solid increases in revenues, operating margins, and cash flow. We continue to drive growth by bringing

innovative instrument solutions to our customers, both in the laboratory and the process manufacturing environment.

"We are seeing the results of these efforts, particularly in the life science markets we serve, with continued strong sales of mass spectrometry systems and new technology platforms in our anatomical pathology and laboratory automation businesses."

Dekkers continued, "As a result of the Spectra-Physics sale to Newport Corporation, we are now focusing all of our resources on our two core segments, Life and Laboratory Sciences and Measurement and Control, where our instrument solutions enable our customers to make the world a healthier, cleaner, and safer place.

"In June, when we announced the agreement to sell Spectra-Physics, we adjusted our full-year 2004 guidance to $1.20 to $1.25, which included a $.04 increase in our core business to account for improved operating performance. We are reiterating this adjusted EPS guidance for the year. For the third quarter of 2004, our adjusted EPS guidance is $.28 to $.30."

This guidance excludes approximately $.03 of expense per quarter from the amortization of acquisition-related intangible assets, an additional gain of approximately $.20 from the July 2004 sale of Spectra-Physics, and the other items described in this press release under the heading, "Use of Non-GAAP Financial Measures."

Life and Laboratory Sciences
The Life and Laboratory Sciences segment reported $370 million in revenues for the second quarter of 2004, versus $314 million last year, an increase of 18 percent. Organic revenues rose 2 percent. The effect of currency translation increased revenues by 3 percent and acquisitions increased revenues by 12 percent. Strong sales of mass spectrometry systems, as well as anatomical pathology and laboratory automation systems, were partially offset by weaker results in Europe across the segment and lower sales of rapid test kits for diagnosing respiratory disease. Also during the quarter, the acquisition of USCS was completed, bringing asset management capabilities to Thermo's laboratory services business.

GAAP operating income increased 21 percent, and GAAP operating margin increased to 14.4 percent from 14.0 percent in the 2003 period. Adjusted operating income for the segment increased 16 percent, and adjusted operating margin declined to 15.6 percent, versus 15.8 percent in the 2003 period. The inclusion of the recently acquired Jouan, LMSi, and USCS businesses reduced the segment's adjusted operating margin by 60 basis points. The company expects margins from these acquired businesses to improve in ensuing quarters.

Measurement and Control
Second-quarter revenues in the Measurement and Control segment increased 3 percent to $155 million, versus $151 million last year. Organic revenues increased 3 percent. This increase is an early indication of the strengthening of our industrial end-markets. The effect of currency translation increased revenues by 3 percent, while the net effect of acquisitions/divestitures decreased revenues by 3 percent. GAAP operating income for the segment declined 7 percent from the 2003 period, and GAAP operating margin decreased to 8.0 percent in 2004, versus 8.8 percent a year ago. This change is due primarily to a gain on the sale of real estate in the 2003 period. Adjusted operating income for the segment increased 4 percent from the 2003 period, and adjusted operating margin was 9.3 percent, up from 9.2 percent in 2003.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income, and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS and adjusted operating income also exclude certain other gains and losses, tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. We exclude these items because they are outside of our normal operations and, in certain cases, are difficult to forecast accurately for future periods. We also use the concept of organic revenue growth, which excludes the effects of currency translation and acquisitions/divestitures. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

Specifically:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities, in connection with the final phase of our overall reorganization, which we expect will be substantially complete in 2004. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude charges relating to the sale of inventories revalued at the date of acquisition, as we believe these charges are not indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 10 years. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, as well as benefit from tax credit carryforwards, that are either isolated or cannot be expected to occur again with any regularity or predictability, such as those arising from the sale of a business or real estate, the sale of our remaining equity interests in Thoratec and FLIR Systems, and the early retirement of debt, which we believe are not indicative of our normal operating gains and losses.

Thermo's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables and/or the text of this press release. Thermo's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as decisions concerning the location and timing of facility consolidations, and the timing of and proceeds from the sale of our remaining equity interest in Thoratec. We no longer own any shares of FLIR Systems.

Conference Call

Thermo Electron will hold its earnings conference call on Wednesday, July 28, at 8:30 a.m. Eastern time. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. You may also listen to the call live on the Web by visiting www.thermo.com. Click on "About Us," then "Investors." An audio archive of the call will be available in that section of our Website until Friday, August 27, 2004. You will also find this press release, including the accompanying reconciliation of non-GAAP financial measures, under the heading "Press Releases," and related information under the heading "Financial Reports," in the Investors section of our Website.

About Thermo Electron

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner, and safer place. Thermo's Life and Laboratory Sciences business provides analytical instruments, scientific equipment, services, and software solutions for life science, drug discovery, clinical, environmental, and industrial laboratories. Thermo's Measurement and Control business is dedicated to providing analytical instruments used in a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security. Based near Boston, Massachusetts, Thermo has revenues of more than $2 billion, and employs approximately 10,000 people in 30 countries. For more information, visit www.thermo.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2004. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic conditions and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, exposure to product liability claims in excess of insurance coverage, retention of contingent liabilities from businesses we sold, realization of potential future savings from new productivity initiatives, implementation of new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Consolidated Statement of Income (unaudited)

| | Three Months Ended | | | |
| | July 3, 2004 | | June 28, 2003 | |
(In thousands except per share amounts)	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 525,309	$ 525,309	$ 467,268	$ 467,268
Costs and Operating Expenses:				
Cost of revenues (c)	286,424	286,088	250,147	250,147
Selling, general, and administrative expenses	140,864	140,864	127,744	127,744
Amortization of acquisition-related intangible assets	5,644	-	2,333	-
Research and development expenses	32,592	32,592	32,610	32,610
Restructuring and other costs, net (d)	815	-	4,688	-
	466,339	459,544	417,522	410,501
Operating Income	58,970	65,765	49,746	56,767
Interest Income	1,666	1,666	7,074	7,074
Interest Expense	(2,694)	(2,694)	(5,357)	(5,357)
Other Income, Net (e)	11,695	3,702	10,723	771
Income from Continuing Operations Before Income Taxes	69,637	68,439	62,186	59,255
Provision for Income Taxes (f)	(19,058)	(19,843)	(7,545)	(15,196)
Income from Continuing Operations	50,579	48,596	54,641	44,059
Income (Loss) from Discontinued Operations (includes income tax benefit of $36,927 in 2004 and $207 in 2003)	40,501	-	(1,502)	-
Net Income	$ 91,080	$ 48,596	$ 53,139	$ 44,059
Earnings per Share from Continuing Operations:				
Basic	$ .31		$ .34	
Diluted	$ .30		$ .33	
Earnings per Share (g):				
Basic	$ .55		$ .33	
Diluted	$ .54	$ .29	$ .32	$ .27
Weighted Average Shares:				
Basic	165,571		162,048	
Diluted (h)	170,521	170,521	172,459	172,459

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Prior period amounts have been adjusted to reflect the treatment of Spectra-Physics as a discontinued operation.

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items (note f), and results of discontinued operations.

(c) Reported results in 2004 include $275,000 of charges for accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations and $61,000 of charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2004 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; gain on the sale of a business; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; a writedown of a business held for sale to estimated disposal value; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $7,993,000 of gains from the sale of shares of Thoratec Corporation in 2004, and $9,952,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003.

(f) Adjusted provision for income taxes excludes $115,000 and $1,375,000 of incremental tax provision in 2004 and 2003, respectively, for the items in (b) through (e); $900,000 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe; and $9,026,000 in 2003 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards.

(g) Reported earnings per share and adjusted earnings per share exclude interest expense on convertible debentures of $398,000 and $1,745,000, net of tax, in 2004 and 2003, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)

(In thousands except percentage amounts)	Three Months Ended	
	July 3, 2004	June 28, 2003

Life and Laboratory Sciences

Revenues	$ 369,823	$ 314,330
GAAP Operating Income	53,331	44,127
Cost of Revenue Charges (l)	275	-
Restructuring and Other Items (m)	(779)	3,907
Amortization of Acquisition-related Intangible Assets	4,963	1,657
Adjusted Operating Income	$ 57,790	$ 49,691
GAAP Operating Margin	14.4%	14.0%
Adjusted Operating Margin	15.6%	15.8%

Measurement and Control

Revenues	$ 155,486	$ 151,285
GAAP Operating Income	12,415	13,375
Cost of Revenue Charges (l)	61	-
Restructuring and Other Items (m)	1,299	(178)
Amortization of Acquisition-related Intangible Assets	681	676
Adjusted Operating Income	$ 14,456	$ 13,873
GAAP Operating Margin	8.0%	8.8%
Adjusted Operating Margin	9.3%	9.2%

Consolidated (including Corporate Costs)

Revenues	$ 525,309	$ 467,268
GAAP Operating Income	58,970	49,746
Cost of Revenue Charges (l)	336	-
Restructuring and Other Items (m)	815	4,688
Amortization of Acquisition-related Intangible Assets	5,644	2,333
Adjusted Operating Income	$ 65,765	$ 56,767
GAAP Operating Margin	11.2%	10.6%
Adjusted Operating Margin	12.5%	12.1%

(i) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(j) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(k) Depreciation expense in 2004 was $7,446,000 at Life and Laboratory Sciences, $2,621,000 at Measurement and Control and $10,782,000 Consolidated. Depreciation expense in 2003 was $6,263,000 at Life and Laboratory Sciences, $2,719,000 at Measurement and Control and $9,907,000 Consolidated.

(l) Includes items described in note (c).

(m) Includes items described in note (d).

Consolidated Statement of Income (unaudited)

(In thousands except per share amounts)	Six Months Ended			
	July 3, 2004		June 28, 2003	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$ 1,050,341	$ 1,050,341	$ 921,896	$ 921,896
Costs and Operating Expenses:				
Cost of revenues (c)	570,596	567,852	494,208	494,208
Selling, general, and administrative expenses	287,617	287,617	253,640	253,640
Amortization of acquisition-related intangible assets	9,450	-	4,444	-
Research and development expenses	66,861	66,861	65,319	65,319
Restructuring and other costs, net (d)	3,973	-	11,638	-
	938,497	922,330	829,249	813,167
Operating Income	111,844	128,011	92,647	108,729
Interest Income	3,586	3,586	14,746	14,746
Interest Expense	(5,423)	(5,423)	(12,086)	(12,086)
Other Income, Net (e)	15,106	5,492	15,960	2,305
Income from Continuing Operations Before Income Taxes	125,113	131,666	111,267	113,694
Provision for Income Taxes (f)	(34,869)	(37,907)	(22,538)	(31,527)
Income from Continuing Operations	90,244	93,759	88,729	82,167
Income (Loss) from Discontinued Operations (includes income tax benefit of $35,780 in 2004 and $1,394 in 2003)	43,958	-	(4,199)	-
Gain on Disposal of Discontinued Operations (net of income tax provision of $3,564)	-	-	5,036	-
Net Income	$ 134,202	$ 93,759	$ 89,566	$ 82,167
Earnings per Share from Continuing Operations:				
Basic	$ .55		$ .55	
Diluted	$ .53		$ .53	
Earnings per Share (g):				
Basic	$ .81		$ .55	
Diluted	$ .79	$ .56	$ .54	$ .50
Weighted Average Shares:				
Basic	165,389		162,446	
Diluted (h)	170,258	170,258	172,977	172,977

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Prior period amounts have been adjusted to reflect the treatment of Spectra-Physics as a discontinued operation.

(b) Adjusted results are non-GAAP measures and exclude charges to cost of revenues (note c), amortization of acquisition-related intangible assets, restructuring and other costs/income (note d), certain other income/expense (note e), the tax consequences of these items (note f), and results of discontinued operations.

(c) Reported results in 2004 include $2,744,000 of charges primarily for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2004 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; gain on the sale of a business; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; a writedown of a business held for sale to estimated disposal value; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.

(e) Reported results include $9,614,000 of gains from the sale of shares of Thoratec Corporation in 2004, and $13,655,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003.

(f) Adjusted provision for income taxes excludes $2,138,000 of incremental tax benefit in 2004 and $37,000 of incremental tax provision in 2003, respectively, for the items in (b) through (e); $900,000 in 2004 of tax benefit resulting from a reorganization of the company's subsidiary structure in Europe; and $9,026,000 in 2003 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards.

(g) Reported earnings per share and adjusted earnings per share exclude interest expense on convertible debentures of $811,000 and $3,546,000, net of tax, in 2004 and 2003, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Segment Data (i)(j)(k)

(In thousands except percentage amounts)	Six Months Ended	
	July 3, 2004	June 28, 2003

Life and Laboratory Sciences

Revenues	$ 735,289	$ 614,111
GAAP Operating Income	100,146	83,626
Cost of Revenue Charges (l)	2,621	-
Restructuring and Other Items (m)	642	6,480
Amortization of Acquisition-related Intangible Assets	8,106	3,245
Adjusted Operating Income	$ 111,515	$ 93,351
GAAP Operating Margin	13.6%	13.6%
Adjusted Operating Margin	15.2%	15.2%

Measurement and Control

Revenues	$ 315,052	$ 303,781
GAAP Operating Income	26,598	24,194
Cost of Revenue Charges (l)	123	-
Restructuring and Other Items (m)	2,521	3,453
Amortization of Acquisition-related Intangible Assets	1,343	1,199
Adjusted Operating Income	$ 30,585	$ 28,846
GAAP Operating Margin	8.4%	8.0%
Adjusted Operating Margin	9.7%	9.5%

Consolidated (including Corporate Costs)

Revenues	$ 1,050,341	$ 921,896
GAAP Operating Income	111,844	92,647
Cost of Revenue Charges (l)	2,744	-
Restructuring and Other Items (m)	3,973	11,638
Amortization of Acquisition-related Intangible Assets	9,450	4,444
Adjusted Operating Income	$ 128,011	$ 108,729
GAAP Operating Margin	10.6%	10.0%
Adjusted Operating Margin	12.2%	11.8%

(i) GAAP operating income and GAAP operating margin were determined in accordance with U.S. generally accepted accounting principles.

(j) Adjusted operating income and adjusted operating margin are non-GAAP measures and exclude the items in notes (c) and (d) and amortization of acquisition-related intangible assets.

(k) Depreciation expense in 2004 was $14,981,000 at Life and Laboratory Sciences, $5,078,000 at Measurement and Control, and $21,660,000 Consolidated. Depreciation expense in 2003 was $11,666,000 at Life and Laboratory Sciences, $5,298,000 at Measurement and Control and $18,755,000 Consolidated.

(l) Includes items described in note (c).

(m) Includes items described in note (d).

Condensed Consolidated Balance Sheet (unaudited)

(In thousands)	July 3, 2004		Dec. 31, 2003	
Current Assets:				
Cash and cash equivalents	$	306,617	$	303,912
Short-term available-for-sale investments		65,168		114,326
Accounts receivable, net		414,368		419,625
Inventories		323,872		302,161
Other current assets		174,879		160,001
Current assets of discontinued operations		123,044		95,231
		1,407,948		1,395,256
Property, Plant, and Equipment, Net		246,208		252,252
Acquisition-related Intangible Assets		122,838		65,542
Other Assets		44,724		47,408
Long-term Assets of Discontinued Operations		181,980		187,339
Goodwill		1,485,950		1,441,172
	$	3,489,648	$	3,388,969
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	35,061	$	45,981
Other current liabilities		582,762		542,994
Current liabilities of discontinued operations		84,935		95,818
		702,758		684,793
Long-term Deferred Income Taxes and Other Long-term Liabilities		101,130		85,095
Long-term Liabilities of Discontinued Operations		6,817		6,766
Long-term Obligations:				
Senior notes		133,985		137,874
Subordinated convertible obligations		77,234		77,234
Other		13,324		14,401
		224,543		229,509
Total Shareholders' Equity		2,454,400		2,382,806
	$	3,489,648	$	3,388,969